SAYID AND ASSOCIATES LLP

Attorneys and Counselors at Law
408 West 57th Street, Suite 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM

September 25, 2009

Edwin S. Kim, Esq.
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
        Form 1-A Amendment No. 7
        File No. 24-10228

Dear Mr. Kim:

As you know this Law Firm represents the above referenced Company.

Enclosed please find seven (7) copies (one of which is an original copy) and three (3) black lined of the Form 1-A Amendment No. 7 for the above referenced Company. We have also included a cover letter from the Company's President reflecting all of the changes made to the Form 1-A.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,



M. David Sayid
Sayid and Associates LLP

cc.   Inicia Inc.

omnb. #7

RESPONSES TO YOUR COMMENTS

1. Please see Exhibit 15(d), rescission of Preferred Shares, and note that there are two signature pages; one by the directors and another by New Century Capital Consultants, Inc. and Keystone Capital Resources LLC .
2. The preferred shares were issued to New Century Capital Consultants, Inc and Keystone Capital Resources LLC after they purchased the Elgin shell and prior to the Inicia merger and appointment of the current Board and Officers, with the intent to maintain voting control over said shell in an effort to protect their investment. In accordance with Exhibit 15(d) the recession of those shares was implemented through the execution of a Board resolution and was counter signed by the control persons at Keystone and New Century (collectively "the Secured Parties"). This recession was executed in exchange for a $100,000 note that was secured by the pledge of management's individual stock until such time that the outstanding note is paid in full (see 39(c))
3. In ITEM 1 -- Significant parties --, (h) specifically requests the name of "counsel to the issuer with respect to the proposed offering," which is David Sayid, and is so listed. Michael Krome remains one of our outside counsels, and the language in the document has been revised in the Note following question 39 to reflect that.
4. In accordance with The *Investment Company Act of 1940*, which states that a "Promoter of a company or a proposed company means a person who, acting alone or in concert with other persons, is initiating or directing, or has within one year initiated or directed, the organization of such company," we have revised ITEM 1(f) to include Bruce Dugan, Mario Delfino, Larry Schulz, Keystone, New Century, Jim Zimbler, Steve Apolant and Ms. Pergola as promoters, as they all have at some point been fit that description.
5. We have inserted the legal basis on Pg. 4 Item 4b.
6. We had replaced his name with that of the businesses' legal owner, but have since revised to now list them both. See Pg. 5, Item 5(f)
7. Revised on page 6 under Total Proceeds line
8. Revised to include the last trade, the amount of shares sold, the price of those shares and the percentage +/- (See Limited Market Activity; last line of section on Pg.11)
9. Revised to comply in accordance with your comments (See Pg 11 & 14)
10. Revised to include approximate revenue amounts (See Pg 11 "History" & 15 # 1 and 4). Note that when we stated "marginal" we meant that revenues were marginal in relation to what the website would generate when fully completed. However, due to its lack of clarity we have deleted it.
11. Revised to omit the entire sentence. Although we have had informal conversations with individuals that have agreed they would take the Company on as a client, on a contract job-by-job basis, no contracts have yet been agreed to. Thus, we believe it will be more prudent to announce this information at a later date through press releases and other means.
12. We have either revised any references to projected price points and price costs in this document to include the basis for which such prices have been determined, or deleted it.
13. Revised on page 34 (See 9(b). If we receive less than the maximum, the Company will go forward by initially paying for only salaries and general overhead. One of the officers is our lead programmer, and with salaries paid we can complete our software that operates our online publications. The launch of new publications can be done for virtually no additional costs, as the server to host the sites is already being paid for by tglife.com. Our strategy if money is raised slowly will be to flow money into salaries and general overhead first, then let any overflow go towards the next item on our priorities list.
14. " Revised See No. 4a chart on Pg 30, and no 4(a) on Pg. 31. We have added costs and source of that funding in the last column of each line.
15. Per your comment, "General Market Overview of the Internet's Impact on the Media and Entertainment Industry" has been deleted.

16. Revised to include the four top competitors to Mix Lab, as well as competitors for each of our other company owned websites that are planned. However, note that Sexxlife.com and LatinoPopStar.com have been deleted from the planned websites list, and therefore they do not appear in the competition section either. Additionally, we also have omitted listing the sites Businessspipeline.com and the Penniless Lover in the competition section because we do not currently own or have any rights to these sites, and there is no assurance that we will. Therefore, they are listed only as potential future projects under *"Communities Owned by Others that the Company wishes to joint venture with"* if and when an agreement with the owners can be realized.

17. Revised. Throughout the document the word "successful" has been deleted, because we concur that the word is a relative term which is difficult to quantify. We have replaced this with specific benchmarks in reference to the proceeds raised through this offering; either by percent of the funds raised or an approximate or specific dollar amount.

18. A note has been inserted to clarify that these funds are paid to the leaseholder, who is not related to the Company or any Company employee, officer or director. (See 3(g) Pg. 29)

19. Revised to explain the conversion of debt to stock (See question 28, Pg. 39).

20. Pursuant to our conversation with Mr. Lopez, we have revised our answer to clarify and quantify the basis for our future revenues. Additionally, we have deleted the language discussing dilution of shares.

21. While we do not see the $100,000 as a finder's fee, we had listed here (Use of Proceeds; Offering Expenses) to reflect that there is $100,000 to be paid from the Offering. Pursuant to our conversation with Mr. Lopez, we have since moved the $100,000 to Loans Payable in net expenses, and provided a note below the table to clarify the terms for payment.

22. Revised to delete as you instructed.

23. Revised to disclose the terms of interest and duration for the indebtedness. .

24. Item 12 is now revised (See Pg. 36) to include disclosure of which loans payable are to be paid with proceeds from this Offering.

25. I am confused as to why you ask this, as I thought we clearly stated in the last round that there is only one class of stock. We note on the bottom of Pg. 48 that the shares were rescinded and again on Pg. 36 in the disclaimer following *Class of Preferred Shares: 1,000,000 authorized 2 outstanding* "(as of March 31, 2009 until rescinded on June 5, 2009. As of this filing there are 0 preferred shares outstanding)" and lastly on Pg. 54 (see *Rights and Privileges of Stock*).

26. Revised No. 37 to include all officers and directors, and to include the additional columns Aver price paid per share, numbers of shares held after the offering, and percentage of ownership after the offering (See Pg. 45) Also, No. 38 has been completed.

27. Per your comment, the face of the Balance Sheet and Statement of Income and Loss have been revised to show RESTATED with a reference to Note 15 (notes to financial statements; see Pg. 55), which complies with paragraph 26 of SFAS 154. Please also note the disclosures listed in note 15 (notes to financial statements) for changes in earnings per share and for the cumulative effect on the change of retained earnings through December 31, 2008.

28. Pursuant to Mr. Rhodes statement that this is a general comment, we believe we have complied with all the Form-1-A guidelines.

29. Revised note on face of Balance Sheet in accordance with your comment, to include each period presented. See Pg. 48

30. We have revised the loss per share on the Income Statement and in Note 2 of the notes to financial statements per your guidance. 84,000,000 shares were considered outstanding as of December 31, 2007. In 2008, we took 8/12 * 84,000,000 + 3/12 * 101, 238,300 + 1/12 * 102,893,300. For March 31, 2009 we took 2/3 * 102,893,300 + 1/3 of 103,093,300.

31. (a) Please note that the $11,421 increase in loans payable is part of the All Other – Net of $12,348 (detail provided below). Also note that the cash flow statement has been corrected and that Net Capital Contributions now total $49,537. (b) The components of All Other – Net are now: December 31, 2008;

A/R (1,250), A/P $2,177, and Security Deposit (3,000). December 31, 2007; A/R $400 A/P $635. Note that Loans Payable of $11,421 (which was previously listed in All Other – Net 2007) is now listed under Financing Activities. (c) Please note that we moved the (3000) Security Deposit to All Other – Net, per your comment. (d) Although Exhibit 15(e) in Item 1 uses the language conversion of debt, note the first Whereas that clearly states that this "debt" was cash provided to the Company, referred to in Exhibit 15(e) as a loan, though no loan document was ever signed, and it was, in fact, a capital contribution. (e) Please note adjustments in 2008 which now correctly foots, and all other years also now foot.

32. Although Exhibit 15(e) in Item 1 uses the language conversion of debt, note the first Whereas that clearly states that this "debt" was cash provided to the Company, referred to in Exhibit 15(e) as a loan, though no loan document was ever signed, and it was, in fact, a capital contribution and treated as such

33. We have revised this table on Pg. 52 per your guidance.

34. You are correct in that these amounts were Inicia shares issued premerger, and the Statements of Changes in Shareholders' Equity has been revised to remove them accordingly. .

35. The $1,015 withdrawal was a few days premerger, and the $50 was post merger. These were both capital withdrawals made by the Company CEO Bruce Dugan for personal use.

36. We have revised Note 2 in notes to the financial statements to now reflect the correct number of outstanding shares per the conversation we had by phone with Mr. Rhodes.

37. Revised Item 49 that now includes gross margin figures for our revenues.

38. Exhibit 11 has been revised and attached

39. Exhibit 15(d) is attached with all signatures required.